Exhibit 99.1

News Release

Infineon and SMIC Extend Agreement into 90nm Manufacturing

MUNICH, Germany, and SHANGHAI, China, January 6, 2006 – Infineon Technologies AG (FSE/NYSE: IFX), a world-leading semiconductor solutions provider, and Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK), one of the leading semiconductor foundries in the world and China, jointly announced today that they have signed an agreement further extending their existing cooperation on the production of standard memory chips (DRAMs) into 90 nanometer (nm).

Under the new agreement, Infineon will transfer its leading 90nm DRAM trench technology and 300-mm production know-how to SMIC, with the flexibility of further transferring its 70nm technology in the future. In return, SMIC will manufacture products in this technology exclusively for Infineon. Upon the final qualification of products, which is expected to occur in 3Q in 2006, SMIC will begin to migrate the 300mm production capacity currently dedicated to Infineon’s 110nm DRAM products to 90nm.

“Our collaboration with SMIC began back in December 2002, and this extension further boosts our existing manufacturing agreement for us to continue to grow our DRAM business without having to invest in new manufacturing capacities”, said Kin Wah Loh, Member of the Infineon’s Management Board and President of Infineon’s Memory Products Business Group. “We have enjoyed a close and strong alliance with SMIC, one of our key partners in Asia, and hope to keep counting on them in providing optimal and cost-effective manufacturing solutions for Infineon”.

“We are very excited to further expand our partnership with Infineon into 90nm manufacturing. This again demonstrates our mutual commitment in the advancement of DRAM products”, said Dr. Richard Chang, President and CEO of SMIC, “We believe Infineon’s leading edge technology development, combined with SMIC’s reliable and advanced manufacturing capabilities, will allow us to further strengthen our position as one of the market leaders in Asia, particularly in China. SMIC aims to continue to provide a seamless manufacturing experience for Infineon.”

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Infineon

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multi-market sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates in the U.S. from San Jose, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as the statements regarding SMIC’s migration to 90nm the 300mm production capacity currently dedicated to Infineon’s 110nm DRAM products and SMIC’s aim to continue to provide a seamless manufacturing experience for Infineon, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

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Media Contacts:

SMIC

Ms. Reiko Chang

+86 21 5080 2000 ext 10544

PR@smics.com

For Release on January 6, 2006